CROSSHAIR EXPLORATION & MINING CORP.
(the “Corporation”)
Annual and Special Meeting of Shareholders
December 15, 2010

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	50,930,126
Total issued and outstanding Common Shares as at record date:	131,477,493
Percentage of issued and outstanding Common Shares represented:	38.74%

General & Special Business

1.	Davidson & Company, were appointed as auditors of the Corporation until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

2.	The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

•	Mark J. Morabito
•	Stewart Wallis
•	Ian Smith
•	Jay Sujir
•	Chris Collingwood
•	Derrick Gill
•	Joseph Miller

3.	The Amended Stock Plan and grant of stock options under such plan were approved.

4.
The Shareholders voted by ballot to approve the consolidation of the Corporation’s common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares.  The results of the vote were as follows:

For the Motion:	40,946,044 (80.40%)
Against the Motion:	9,984,080 (19.60%)
Total Shares Voted:	50,930,124 (38.74% of the issued and outstanding common shares)

5.
The Private Placement of 40,000,000 Subscription Receipts for gross proceeds of approximately $7,000,000 and the issuance of 1,375,000 Broker Warrants (calculated on a post-consolidation basis) was approved..

6.
The acts, contracts, proceedings, appointments and payments of money by the Directors and Officers of the Corporation since the last Annual General Meeting of the Company as appear in the proceedings and records of the Company were approved, ratified and confirmed.

No other business was voted upon at the Meeting.

Dated:  December 16, 2010